FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of November, 2004

INNEXUS BIOTECHNOLOGY, INC.

 (SEC File No. 0-50656)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

November 5, 2004

NEWS RELEASE

InNexus Closes Private Placement of $940,500

InNexus Biotechnology Inc. is pleased to announce that it has closed 2,090,000 shares of its previously announced non-brokered private placement at $0.45 per share for gross proceeds of $940,500.  These shares will be subject to a hold period expiring on March 5, 2005.

InNexus has paid finders fees of $71,460 with respect to this placement.  In addition, InNexus has granted Williams de Broë PLC of London a non-transferable option to acquire 193,000 common shares of the Company at a price of $0.45 per share, exercisable for a period of two years from the closing of the placement..   One of the longest established brokerage firms in the City of London, Williams de Broë is a subsidiary of the ING Group of Holland and a Member of the London Stock Exchange.

The net proceeds of this placement will be applied to general working capital.

About InNexus

InNexus is developing the next generation of therapeutic, monoclonal antibodies using its SuperAntibody Technology Platform.  InNexus intends to apply this technology to improve the potency of existing antibody products while opening new markets and disease applications with other forms of SuperAntibodies.  InNexus will develop the technology through partnerships with biotechnology and pharmaceutical companies while pursuing development of its own products for unmet medical needs. To learn more about InNexus please visit the Company's website: www.innexusbiotech.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

“ALTON C. MORGAN”

Dr. A. Charles Morgan

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

InNexus  Contacts:

Business Development:

Investor Relations:

Telephone (toll-free): 1-877-990-8382

Toll-free: 1-866-990-8382 or

Fax:  (425) 696-0068

         1-888-271-0788

      Email:  business@innexusbiotech.com

        investor@innexusbiotech.com

November 29, 2004

NEWS RELEASE

InNexus names Morhet as Vice President of Operations

InNexus Biotechnology, Inc. (TSX.V: ISX) announced today it has named Jeff Morhet as Vice President of Operations.

Mr. Morhet will be responsible for leading product development and  coordinating planning for clinical trials.  He brings a broad range of pharmaceutical and biotechnology experience from progressive roles at Baxter Healthcare, Merck, AstraZeneca and Zila, Inc.

“We are excited to further strengthen our management team by adding someone with Jeff’s extensive and unique background to our group.“ said Dr. Charles Morgan, President and Chief Executive Officer of InNexus.  “We are confident he will bolster InNexus’ operational performance as we prepare for the next stage of the company’s growth.”

Most recently, Morhet was Vice President and General Manager for Zila, Inc., (NASDAQ: ZILA) a developer and manufacturer of biopharmaceutical products, where he re-focused and led the company’s multiple clinical development, manufacturing and FDA regulatory programs.  Morhet also founded and directed Zila Biotechnology, Inc., a comprehensive research, development and licensing business developing cellular and intracellular targeting therapeutics and diagnostics.

About InNexus

InNexus is developing the next generation of therapeutic, monoclonal antibodies using its SuperAntibody Technology Platform. InNexus intends to apply this technology to improve the potency of existing antibody products while opening new markets and disease applications with other forms of SuperAntibodies. InNexus is developing the technology through partnerships with biotechnology and pharmaceutical companies while pursuing development of its own products for unmet medical needs. To learn more about InNexus please visit the Company's website: www.innexusbiotech.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

“ALTON C. MORGAN”

Dr. A. Charles Morgan

President

Investor Relations:

Toll-free: 1-866-990-8382 or 1-888-271-0788

investor@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNEXUS BIOTECHNOLOGY, INC.

Date   December 2, 2004

By:     /s/ Stuart Rogers

Stuart Rogers

Director